[FCX Letterhead]

December 20, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549-0405 Attention: Carmen Moncada-Terry
Re:	Freeport-McMoRan Copper & Gold Inc.
Definitive 14A Filed June 5, 2007
File No. 1-11307-01

Ladies and Gentlemen:

On December 7, 2007, we received a second letter from the Commission’s staff with respect to the above-captioned report, which letter requested that we respond to the staff’s comment by December 21, 2007, or notify the staff by that date when we would provide our response.  We submit this letter to respectfully notify you that we will be responding to the comment received no later than Friday, January 11, 2008.

Please contact me at (504) 582-8412 if you have any questions or comments.

Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II
Secretary